DIGITAL REALTY TRUST, INC.

2323 Bryan Street, Suite 1800

Dallas, TX 75201

April 15, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	Digital Realty Trust, Inc.
Registration Statement on Form S-3 Filed April 7, 2025
File No. 333-286425

Dear Ms. Rivera:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Digital Realty Trust, Inc. (the “Company”) hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-286425) (the “Registration Statement”). The Company respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 18, 2025 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brent T. Epstein of Latham & Watkins LLP at (213) 891-8185.

Very truly yours,

DIGITAL REALTY TRUST, INC.

/s/ Jeannie Lee
Jeannie Lee
Executive Vice President, General Counsel and Secretary

cc:	Andrew Power, President & Chief Executive Officer
Matthew Mercier, Chief Financial Officer
Julian T.H. Kleindorfer, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP